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                                                                  Exhibit (g)(5)

                IN THE COURT CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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BRUCE McCALL,                               )
                                            )
                        Plaintiff,          )
                                            )         C.A. No. 15317 NC
            - against -                     )
                                            )
ECKERD CORP., STEWART TURLEY,               )
FRANCIS A. NEWMAN, DR. JAMES T.             )
DOLUISIO, RUPINDER S. SIDHU,                )
ALBERT J. FITZGIBBONS, III,                 )
LEWIS W. LEHR, JOHN W. BOYLE,               )
DONALD F. DUNN, and                         )
MARGARET H. JORDAN,                         )
                                            )
                        Defendants.         )
                                            )
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                             CLASS ACTION COMPLAINT

            Plaintiff, by his attorneys, alleges upon information and belief, except with respect to his ownership of common stock of Eckerd Corp. ("Eckerd"), as follows:

            1. Plaintiff is the owner of shares of common stock of defendant Eckerd.

            2. Eckerd, a Delaware corporation, is a retail drug store chain with its executive offices at 8333 Bryan Dairy Road, Largo, Florida 33777. As of June 1, l996, Eckerd had


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approximately 70 million shares of common stock outstanding held by approximately 965 shareholders of record.

            3. Defendant Stewart Turley is Chairman of the Board of Directors of Eckerd.

            4. Defendant Francis A. Newman is President and Chief Executive Officer and a Director of Eckerd.

            5. Dr. James T. Doluisio, Rupinder S. Sidhu, Albert J. Fitzgibbons, III, Lewis W. Lehr, John W. Boyle, Donald F. Dunn, and Margaret H. Jordan are directors of Eckerd.

            6. The foregoing Directors of Eckerd (collectively, the "Director Defendants"), owe fiduciary duties to Eckerd and its public shareholders.

                            CLASS ACTION ALLEGATIONS

            7. Plaintiff brings this action on his own behalf and as a class action on behalf of all shareholders of defendant Eckerd (except defendants herein and their affiliates) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

            8. This action is properly maintainable as a class action for the following reasons:

                  (a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of June 1, 1996, there were


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approximately 70 million shares of defendant Eckerd common stock outstanding owned by over 900 shareholders scattered throughout the United States.

                  (b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

                        i. Whether the Director Defendants have engaged in a proper process to ensure maximization of shareholder value;

                        ii. Whether the Director Defendants have breached fiduciary duties owed by them to plaintiff and members of the Class, and/or have aided and abetted in such breaches;

                        iii. Whether the Director Defendants have failed to conduct an adequate process to explore the viability and existence of alternatives in the sale of Eckerd at the highest available price with an appropriate premium;

                        iv. Whether the structure of J.C. Penney's acquisition of control of Eckerd is wrongfully coercive;

                        v. Whether plaintiff and the other members of the Class will be irreparably damaged by the conduct complained of herein; and

                        vi. Whether defendants have breached or aided and abetted the breaches of the fiduciary and other common



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law duties owed by them to plaintiff and the other members of the Class.

            9. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

            10. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate injunctive relief with respect to the Class as a whole.

            11. The prosecution of separate actions by individual members of the Class could create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications.

            12. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

            13. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.



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                             SUBSTANTIVE ALLEGATIONS

              14. On November 4, 1996, it was announced that Eckerd and J.C. Penney Co. ("J.C. Penney") had entered into a definitive agreement for the sale of Eckerd to J.C. Penney pursuant to which J.C. Penney will acquire the common stock of Eckerd in a first step cash tender offer at $35.00 per share for
37.1 million or 50.1% of Eckerd shares, and a second step merger with the remaining Eckerd shares to be acquired in exchange for .6604 shares at J.C. Penney stock for each share of Eckerd stock (the "Transaction"). The Transaction, including the assumption of $760 million in Eckerd debt, has a total value of approximately $3.3 billion.

            15. The second step of the Transaction apparently does not include a collar even to protect the present inadequate value of the J.C. Penney stock proposed to be exchanged. While the tender offer is at $35 in cash per Eckerd share and based on the closing price of J.C. Penney stock on November 1, 1996, the second step also had an implied value of approximately $35 per share, J.C. Penney's stock fell on the announcement, closing at $51-1/8 per share on November 4. Thus, the implied value of the second step based on the November 4, 1996 closing price was $33.76 per Eckerd share. Although on November 7, l996, J.C. Penney stock closed at $53-l/8 per share, representing an implied value in the second step of approximately $35 per Eckerd share,



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there apparently is no price protection mechanism to insure the value of the back end. To the extent the value of the J.C. Penney stock to be issued in the second step is below the first step price, shareholders will be coerced into tendering their shares at $35 per share in the first step, thus markedly improving J.C. Penney's likelihood of consummating the Transaction.

            16. By agreeing to the Transaction, the Director Defendants failed to take adequate steps to enhance Eckerd's value and/or attractiveness as a merger/acquisition candidate or effectively expose Eckerd to the marketplace in an effort to create an active and open auction for Eckerd. Instead, defendants have agreed to a sale of Eckerd to J.C. Penney pursuant to the terms of a two-tiered transaction which apparently has no price protection or "collar" to protect the value of the second step consideration.

            17. While the Director Defendants should continue to seek out other possible purchasers of the assets of Eckerd or its stock in a manner designed to obtain the best transaction reasonably available for Eckerd's shareholders, should renegotiate with J.C. Penney at least to change the terms of the Transaction to all-cash or equivalent protected value on the back end, and/or should seek to enhance the value of Eckerd for all its current shareholders, they have instead wrongfully agreed to


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allow J.C. Penney to obtain the valuable assets of Eckerd at an inadequate price which disproportionately benefits J.C. Penney.

            18. These tactics pursued by the Defendants are, and will continue to be, wrongful, unfair and harmful to Eckerd's public shareholders, and will deny members of the Class of an appropriate premium in the sale of Eckerd and the opportunity to share appropriately in the true value of Eckerd's assets, future earnings and businesses.

            19. In contemplating, planning and/or effecting the foregoing, Defendants are not acting in good faith toward plaintiff and the Class, and Defendants have breached, and are breaching, their fiduciary duties to plaintiff and the Class.

            20. Because the Director Defendants (and those acting in concert with them) dominate and control the business and corporate affairs of Eckerd and because they are in possession of private corporate information concerning Eckerd's businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of Eckerd.

            21. By reason of the foregoing acts, practices and course of conduct, the Director Defendants have failed to exercise loyalty, good faith and due care toward Eckerd and its public shareholders.




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            22.   As a result of the actions of the Defendants,
plaintiff and the Class have been and will be damaged.

            23. Unless enjoined by this Court, the Director Defendants will continue to breach fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class.

            24.   Plaintiff has no adequate remedy at law.

            WHEREFORE, plaintiff demands judgment as follows:

     A. Declaring that this action may be maintained as a class action;

     B. Declaring that the proposed Transaction is unfair, unjust and inequitable to plaintiff and the other members of the Class;

     C. Enjoining preliminarily and permanently the defendants from taking any steps necessary to accomplish or implement the proposed Transaction under its present terms, pending a proper process to maximize shareholder value including but not limited to renegotiation of the terms of any sale to J.C. Penney, and enjoining any improper device or transaction which will impede maximization of shareholder value;

     D. Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions


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complained of herein, together with prejudgment and post-judgment interest;

     E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and


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     F. Granting such other and further relief as may be just and proper.


Dated: November 8, 1996             CHIMICLES, JACOBSEN & TIKELLIS



                                    --------------------------------------------
                                    Pamela S. Tikellis
                                    James C. Strum
                                    Robert J. Kriner, Jr.
                                    One Rodney Square
                                    P.O. Box 1035
                                    Wilmington, DE  19899
                                    (302) 656-2500


OF COUNSEL:

WOLF, HALDENSTEIN, ADLER,
  FREEMAN & HERZ, LLP
Jeffrey G. Smith, Esquire
270 Madison Avenue
New York, New York  10016

LAW OFFICES OF CHARLES J. PIVEN
111 S. Calvert Street
Suite 2700
Baltimore, MD  212O2

GOODKIND LABATON RUDOFF & SUCHAROW, LLP
100 Park Avenue, 12th Floor
New York, New York  10017